[redacted]

SECURITI 13011907 SION

SEC
Mail Processing
Section

MAR 15 2013

Washington DC
401

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SEC FILE NUMBER
8-67938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4265 San Felipe, 8th Floor
(No. and Street)

Houston	**Texas**	**77027**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Chris Arnold **713-993-4066**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
UHY LLP
(Name – *of individual, state last, first, middle name*)

2929 Allen Parkway, 20th Floor	**Houston**	**Texas**	**77019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWNA LYNNE DANIEL
Notary Public, State of Texas
My Commission Expires
June 12, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
N/A (c) Statement of Income (Loss).
N/A (d) Statement of Changes in Financial Condition.
N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
N/A (g) Computation of Net Capital.
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report (separately bound).
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

CONTENTS

UHY LLP
Certified Public Accountants

2929 Allen Parkway, 19th Floor
Houston, TX 77019-7100

Phone 713 561 6500
Web uhy-us.com

Independent Auditor's Report

To the Partners of
Salient Capital, L.P.
Houston, Texas

We have audited the accompanying financial condition of Salient Capital, L.P. (the "Partnership") at December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salient Capital, L.P. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Related Party Transactions
As discussed in Note C to the statement of financial condition, the Partnership had several transactions and relationships with affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties. Our opinion is not modified with respect to those matters.

UHY LLP

Houston, Texas
March 13, 2013

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	662,568
Accounts receivable - trade		179,722
Due from affiliates		157,224
Prepaid expenses and other		64,198
TOTAL ASSETS	$	1,063,712
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	725
Accrued expenses		96,587
Due to affiliates		232,339
TOTAL LIABILITIES		329,651
PARTNERS' CAPITAL		
General partner		7,340
Limited partner		726,721
TOTAL PARTNERS' CAPITAL		734,061
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,063,712

See accompanying notes to statement of financial condition.

NOTE A - NATURE OF OPERATIONS

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Partnership will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC.

The Partnership earns fees as a placement agent in connection with certain private investment funds. As of December 31, 2012, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

Revenues and Expenses: Revenues and expenses are recorded as earned or incurred, respectively.

Income Taxes: As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2012, there were no amounts that had been accrued with respect to uncertain tax positions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Partnership has an annual federal partnership tax filing requirement (Form 1065). The federal tax returns for years 2009 onwards are open and subject to examination by the Internal Revenue Service. Additionally, the Partnership has an annual Texas franchise tax filing requirement. The Texas returns for years 2008 onwards are open and subject to examination. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts.

Cash and Cash Equivalents: The Partnership considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, the Partnership did not have any cash equivalents.

NOTE C - RELATED PARTY TRANSACTIONS

Under a management agreement with the sole limited partner (Salient Partners, L.P.), the limited partner provides all management and back office services to the Partnership. The limited partner also pays certain overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice.

At December 31, 2012, the Partnership was due $157,224 from its limited partner and other affiliates.

At December 31, 2012, the Partnership owed $232,339 to two affiliates for expenses paid by the affiliates on behalf of the Partnership.

NOTE D - NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Partnership had net capital of $332,917, which was $310,940 in excess of its required net capital of $21,977. The Partnership's ratio of aggregate indebtedness to net capital was .99 to 1. The SEC requirements provide that partners' capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

NOTE E - SUBSEQUENT EVENTS

The Partnership has evaluated all events for recognition and disclosure subsequent to December 31, 2012 through the date this statement of financial condition was available to be issued, which was March 13, 2013.

UHY LLP
Certified Public Accountants

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012